Mail Stop 3561

November 7, 2007

Mr. Nicolas Berggruen, President and CEO
Liberty Acquisition Holdings Corp.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

> **Re:** **Liberty Acquisition Holdings Corp.**
> **Registration Statement on Form S-1/A**
> **Filed on October 5, 2007**
> **File No. 333-145559**

Dear Mr. Berggruen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We note your supplementary response to comment five of our letter dated September 21, 2007, however, we reissue this comment in part. The company discloses that it will likely be prohibited from seeking a business combination outside of North America, unless the special purpose acquisition companies ("SPAC") created by the sponsors with a focus on acquiring businesses outside of North America: (1) decline a specific business opportunity or (2) are no longer searching to acquire a target business. Since the company is not specifically prohibited from acquiring a business outside of North America, please provide more detailed information of your intended search process, particularly if the company decides to change course from its initial focus. Disclose in detail the factors the company would use to decide to invest in a business outside of North America. Explain how this criterion differs from those used to evaluate businesses located in North America. Further, when information regarding Liberty International Acquisition Corp N.V. ("Liberty International") is available, please amend the company's registration statement appropriately.

2.   Please clarify in the registration statement that any additional SPACs created by the sponsors, or their affiliates, may be offered or listed outside of the United States or North America.

3.   We note your response to comment six of our letter dated September 21, 2007, and we reissue the comment in part. The disclosures on pages three and 10 indicate that the purpose of the co-investment units was to provide additional equity capital to fund a business combination. Please clearly explain the business purpose of why this additional capital infusion was structured to occur shortly before the business combination, as opposed to during the initial offering.

4.   Your response to comment seven of our letter dated September 21, 2007, included a statement that the "Registrant notes that the transfer restrictions would apply to the ownership interests or interest holders of the Registrant's founders …." Please incorporate this response in the registration statement.

5.   We note your response to comment nine of our previous letter. Please incorporate your response to comment nine, regarding the business reasons for selecting a 36 month period to consummate the business combination, in the appropriate places in the registration statement. It appears that a risk factor, separate from the Rule 419 comparison on page 26, would be relevant in regards to investors being forced to wait the full 36 months before receiving liquidation distributions if the company is unable to consummate a business combination. Please revise accordingly.

6.   We note your response to comment ten of our letter dated September 21, 2007. Please clarify if any of the restrictions or requirements listed in the amended or restated certificate of incorporation is considered to be binding obligations to shareholders that the company, officers, directors, and sponsors will not propose or vote to be changed.

7.   Please clarify the role of Ian G.H. Ashken with the company and this offering. Is Mr. Ashken considered a sponsor or promoter? See Item 404(c) of Regulation S-K.

Summary, page 1

8.	On page 1, the company defines "public stockholders" as purchasers in this offering. We note that the term is used to describe a class of persons with certain substantive rights, such as redemption rights as described on page 19. Please clarify whether the term "public stockholders" includes holders of the company's common stock sold in the aftermarket, including exiting stockholders to the extent they purchase or acquire securities in the aftermarket.

9.	We note your response to comment 15 of our letter dated September 21, 2007. Please clarify if the company will only seek to acquire majority interests of one or more target businesses. If yes, please define a majority interest.

Risk Factors, page 25

10.	We note your response to comment 23 of our letter dated September 21, 2007, regarding the sponsors purchasing additional units in the open market or privately. If the sponsors purchase shares in the open market from shareholders that intend to exercise their conversion rights, it is more likely that initial business combination will receive stockholder approval. As such, the factors or reasons why the sponsors would purchase additional shares or units in connection with the vote upon a business combination may be important to investors. Please revise the risk factor accordingly or include a separate risk factor. Also briefly address this issue in the summary.

11.	We note your response to comment 30 and we reissue in part our prior comment. We note that Mr. Franklin previously served as a director in another blank check company. It appears that the disclosure of this information in Mr. Franklin's biography in the "Management" section would be important information to investors. Please revise or advise.

Use of Proceeds, page 45

12.	We note that, in the use of proceeds table, the amounts under the item "Working Capital-funded from net proceeds not held in trust and interest earned on monies held in trust(3)" do not total the maximum amount available. Please revise the table to include the maximum amount.

Proposed Business, page 54

Management Expertise, page 55

13.   We reissue comment 33 of letter dated September 21, 2007, in part. Please clarify
        the meaning of the statement that "the strength of Berggruen Holdings Ltd's
        sourcing network to create opportunities for non-auction sourced deals." A plain
        English definition would be helpful.

Assistance from Berggruen Holdings Ltd's Employees, page 56

14.   Please revise the disclosure on page 56 that Berggruen Holdings Ltd. has agreed
        "to make these individuals available at no cost to us," to reflect that out-of-pocket
        expenses of the investment professionals, such as travel costs, may be reimbursed
        by the company.

Sources of Target Businesses, page 59

15.   We note your response to comment 45 of our letter dated September 21, 2007,
        and reissue the comment in part. Please clarify what procedures or factors the
        board would use to determine an appropriate finder's fee if the fee exceeds the
        amount of budgeted working capital. Similarly, if the potential finder's fee
        exceeds the interest earned in the trust account balance, how will this affect the
        determination of a finder's fee.

16.   We note your response to comment 46 of our letter dated September 21, 2007,
        however, we reissue the comment in part. Please clearly state whether the
        prohibition on paying finder's fees includes: (1) portfolio companies of sponsors
        or their affiliates, or (2) companies that have a material financial investment by
        officers, directors, sponsors, Berggruen investment professionals, or any of their
        affiliates.

Redemption rights, page 64

17.   Please revise the statement on page 65 that requiring physical or electronic
        tendering of shares "would not result in any increased cost to stockholders" to
        take into account the possibility that shareholders elect redemption but the
        transaction is not approved. In such event, it appears that a shareholder might
        have to pay $35 to elect redemption when it would otherwise not be required.

18.   Please tell us whether there will be a minimum number of days between the
        mailing of the proxy statement and the vote to allow sufficient time for
        shareholders to complete the additional steps to redeem.

Certain Transactions, page 86

19.   Please state the names of the promoters as required by Item 404(c) of Regulation S-K.

Conflicts of Interest, page 79

20.   We note your response to comment 57 of our letter dated September 21, 2007, however, we reissue this comment. Please list in this section all entities where the company's management and sponsors owe a pre-existing fiduciary duty to present investment opportunities prior to the company, excluding those already discussed in this section: Berggruen Holdings, Berggruen Holdings Ltd., Berggruen Holdings Ltd.'s portfolio companies, Berggruen Holdings, Inc., Freedom Acquisition Corp./GLC Partners, Jarden Corporation, and Marlin Equities.

21.   We note your response to comment 58 of our letter dated September 21, 2007, however, we reissue the comment. For example, some directors may have a pre-existing fiduciary duty to present an alternative asset management business to GLG before it is present to the company. What is the likelihood that GLG would acquire an alternative asset management business in excess of $1 billion, thus competing with the company for investment opportunities? Also, do any of the Berggruen Holding Ltd. portfolio companies have sufficient size or wherewithal to compete with the company to acquire a $1 to $4 billion entity? Please perform an appropriate analysis for these types of conflicts, so investors may properly evaluate the extent of these pre-existing fiduciary duties.

22.   Please define the term "competitive" in the "Conflicts of Interest" section. See exhibit 10.25.

23.   Please include your response to comment 60 of our letter dated September 21, 2007, in the registration statement by briefly describing the nature of Jarden Corporation.

24.   Please incorporate your response to comment 61 of our letter dated September 21, 2007, in the registration statement.

25.   We note your response to comment 63 of our letter dated September 21, 2007, however, we reissue the comment in part. Please clarify in this section if officers, directors, and sponsors are free to become affiliated with new blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business. Also, please clarify if officers, directors, and sponsors may become involved with new blank check companies with a focus on the North American companies with valuations between $1 billion to $4 billion prior the completion of the company's business combination. If yes, please revise your disclosures appropriately.

Financial Statements

Note D – Related Party Transactions, page F-11

26.   Considering the sponsor warrants to be issued in a private placement will be sold
        to entities controlled by your officers, please disclose the fair value of these
        warrants and the amount of compensation expense to be recognized. As
        applicable, please expand MD&A to discuss the likely future effect of the
        issuance of the private placement warrants on your financial condition and results
        of operations. In addition, please provide us with your analysis supporting your
        fair value determination.

Part II

Exhibits and Financial Statement Schedules, page II-3

27.   Please file all of the missing exhibits listed in Item 16 of the registration
        statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director